UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-13927
(A) Full title of the plan and the address of the plan, if different from that of the issuer name below.
CSK Auto, Inc. Retirement Program
(B) Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CSK Auto Corporation
645 East Missouri Avenue, Suite 400
Phoenix, Arizona 85012
REQUIRED INFORMATION
(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the CSK Auto, Inc. Retirement Program as required by Form 11-K, together with the report thereon of PricewaterhouseCoopers LLP, independent registered public accounting firm, dated June 30, 2008

CSK Auto, Inc. Retirement Program
Index to Financial Statements and Supplemental Schedule

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE*:
Schedule of Assets (Held at End of Year) as of December 31, 2007	10
EXHIBIT A
Exhibit A
*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSK AUTO, INC. RETIREMENT PROGRAM
/s/ James D. Constantine
Dated: June 30, 2008	James D. Constantine
Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Participants and the Retirement Committee
of the CSK Auto, Inc. Retirement Program:
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CSK Auto, Inc. Retirement Program (the “Plan”) at December 31, 2007 and December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 1, effective as of the close of business on December 31, 2006, the Murray’s Discount Auto Store, Inc. 401(k) Profit Sharing Plan was merged into the Plan. As described in Note 10, CSK Auto Corporation has entered into a merger agreement with O’Reilly Automotive, Inc. (“O’Reilly”), which, if consummated, would result in CSK Auto Corporation becoming a wholly-owned subsidiary of O’Reilly.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Phoenix, AZ
June 30, 2008

CSK Auto, Inc. Retirement Program
Statement of Net Assets Available for Benefits
As of December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value	$106,116,838	$92,948,893
Participant loans	4,227,260	3,120,131

Total investments	110,344,098	96,069,024

Cash from plan merger (Note 1)	—	9,274,089

Contributions receivable:
Participants	246,102	90,631
Employer	72,945	27,625
Participant loans receivable from plan merger (Note 1)	—	978,202

Total Assets	110,663,145	106,439,571

Liabilities:
Contributions refundable to employees	(332,029)	(305,112)

Net assets available for benefits, at fair value	110,331,116	106,134,459

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	394,585	149,359

Net assets available for benefits	$110,725,701	$106,283,818

The accompanying notes are an integral part of these financial statements.

CSK Auto, Inc. Retirement Program
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$6,255,237
Interest and dividends	360,847

6,616,084

Contributions:
Participants contributions	6,794,993
Employer contributions	2,010,312

Total contributions	8,805,305

Total net additions	15,421,389

Deductions from net assets attributed to:
Benefits paid to participants	10,959,428
Administrative expenses	20,078

Total deductions	10,979,506

Increase in net assets available for benefits	4,441,883
Net assets available for benefits
Beginning of year	106,283,818

End of year	$110,725,701

The accompanying notes are an integral part of these financial statements.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements
1. Plan Description
General
     The CSK Auto, Inc. Retirement Program (the “Plan”) is a defined contribution plan established for the benefit of all employees of CSK Auto, Inc. (the “Company”) who have met certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee and matching employer contributions in accordance with section 401(k) of the Internal Revenue Code (“IRC”). A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
     Effective May 1, 1999, the Company’s Board of Directors amended and restated the Plan to allow for the purchase of the common stock of CSK Auto Corporation, the parent company of the Company. CSK Auto Corporation is a holding company and has no business activity other than its investment in the Company. Eligible employees may direct up to 15% of employee and employer contributions to purchase CSK Auto Corporation common stock at fair market value as determined on the date funds are received by the custodian. JP Morgan Retirement Plan Services (the “Custodian” or the “Trustee”) provides record keeping, custodial services and administrative services for the Plan. As of December 31, 2007, twenty-one different fund choices are made available to Plan participants and all assets within the Plan are held in trust with the Trustee. The fund choices are composed of a variety of mutual funds, each with a unique strategy, and the CSK Auto Stock Fund.
     The Murray’s Discount Auto Stores, Inc. 401(k) Profit Sharing Plan (the “Murray’s Plan”) merged into the Plan effective as of the close of business on December 31, 2006 (“Plan Merger Date”) resulting in a transfer of net assets of $17,316,888 into the Plan. At December 31, 2006, (i) shares representing $7,064,597 had been transferred into Plan investments for those investment options that were identical in the Plan and the Murray’s Plan; (ii) cash of $9,274,089 was held by the Trustee pending reinvestment in Plan investment options for those investment options in the Murray’s Plan that were not offered by the Plan; and (iii) participant loans of $978,202 related to the Murray’s Plan were received by the Trustee on January 3, 2007 and reflected as a receivable on the Plan’s Statement of Net Assets at December 31, 2006. Effective January 1, 2007, participants of the Murray’s Plan became eligible to participate in the Plan.
Eligibility
     Employees are eligible to participate in the Plan upon meeting the following criteria: (1) 21 years of age; (2) one year of service; (3) completion of 1,000 hours of service in one year; and (4) not a member of a collective bargaining unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise. Employees who were eligible to participate in another qualified plan, the assets of which are transferred directly to the Plan, are also eligible to participate in the Plan. Effective January 1, 2007, the Plan was amended to remove the one year of service and completion of 1,000 hours of service in the one year requirements. The Plan was further amended to allow any Murray’s Plan participant age 18-20 as of the Plan Merger Date to continue to participate in the Plan.
Contributions
     Plan participants may contribute up to 50% of their gross pay to the Plan, with a maximum annual employee contribution of $15,500 in 2007 as determined by restrictions established by the Internal Revenue Service (“IRS”). Participants who will reach the age of 50 at any time within a calendar year may make elective deferrals beyond normally applicable deferral limits. The Company provides a maximum match of four percent of each participant’s base salary based on 40 cents for each dollar invested for zero to five years of service, 50 cents for each dollar invested for five to ten years of service and 60 cents for each dollar invested for participants with more than ten years of service. Participant contributions and employer matching contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the Plan document and the IRC. Additional profit sharing amounts may be contributed at the option of the Company, and allocations thereof shall be according to the ratio of the participant’s compensation for the plan year to the total compensation of all participants.
Vesting
     Effective January 1, 2007, the Plan was amended to include a one year vesting period for the Company contributions for new participants. Subject to the vesting period for Company contributions, participants in the Plan are always fully vested in their own contributions as well as the Company’s matching 401(k) contributions and earnings thereon.
Forfeited Accounts
     If a participant terminates employment prior to being fully vested in the Company’s contributions, the participants’ Company contributions shall be forfeited. Forfeitures shall be used to reduce the amount of the contributions that would otherwise be required with respect to the Company, or shall be used to pay Plan expenses. Forfeitures for the years ended December 31, 2007 and 2006, respectively, were $3,110 and $0.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements
Administration
     The Plan is sponsored by the Company and administered by the Retirement Committee, which is composed of not less than three employees of the Company who are appointed by the Company’s Board of Directors. Expenses incurred in the administration of the Plan and the trust are paid by the Company or from Plan assets when authorized by the Retirement Committee.
Benefit Payments
     Benefit payments from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; and (3) disability or death. Benefit payments from the Plan will normally be taxed as ordinary income for income tax purposes unless the participants elect to rollover their distributions into an Individual Retirement Account or another qualified employer plan or elect or qualify for favorable tax treatment. Participant benefit payments are on a lump-sum basis.
Loans to Participants
     The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan document and the IRC. Interest is charged at a fixed rate based on the prime rate plus 200 basis points. Participant loans as of December 31, 2007 and 2006 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year-end. As of December 31, 2007, participant loans carried interest rates ranging from 5.25% to 11.50%, with maturities of five years or less. Principal and interest is paid ratably through payroll deductions. Loans are secured by the Participant’s previous contributions to the Plan. Effective January 1, 2007 the Plan was amended to allow those participants in the Murray’s Plan with up to two loans, as of the Plan Merger Date, to maintain their existing loans. The Plan otherwise only permitted one loan.
Amendment and Termination of the Plan
     The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan. No amendment may deprive any participant of rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the participants.
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in the Company’s contributions.
Participants Accounts
     Individual accounts are maintained for each participant. Each participant’s account is credited with participant contributions, related employer contributions, and the participant’s share of the income or loss. Income or loss is allocated to each participant based on the income or loss earned on each participant’s fund account balance.
2. Significant Accounting Policies
Basis of Accounting
     The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accordingly, income is recognized when earned and expenses are recorded when incurred.
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at December 31, 2007 and 2006 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2007. Actual results could differ from those estimates.
     As described in the Financial Accounting Standards Board Staff Position (“FSP”), FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans , investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the fully benefit responsive investment in the collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements
Investment Valuation
     The Plan’s investments are stated at fair market value. CSK Auto Corporation common stock is traded on a national securities exchange and is valued at the closing price on the last day of the year. Investments in shares of mutual funds are valued as measured by the Custodian based on the net asset values of the shares held by the Plan on the valuation date. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
     The JP Morgan Stable Asset Fund and the American Century Stable Asset Fund are collective trusts that are valued at fair value based on information reported by the investment advisor using the financial statements of the collective trust at year end. The investments in the fully benefit-response investment contracts are also stated at contract value which is equal to principal balance plus accrued interest.
Net Appreciation (Depreciation) in Fair Value
     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Benefit Payments
     Benefit payments are recorded when paid.
3. Investments
     The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2007	2006

American Funds Growth Fund of America	$23,830,882	$20,774,126

JP Morgan Stable Asset Fund	10,766,266	—

JP Morgan Government Bond Fund	9,301,941	8,285,618

American Century Trust Stable Asset Fund	—	7,948,005

American Century Value Fund	6,872,582	7,754,111

Dodge and Cox International Stock Fund	5,629,400	7,156,567

Neuberger Berman Genesis (Trust)	6,707,393	5,526,439

Dodge and Cox Stock Fund	9,069,746	5,158,744
Each of the above funds is a mutual fund except for the JP Morgan Stable Asset Fund and the American Century Stable Asset Fund, which are common collective trusts.
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$7,696,711
CSK Auto Stock Fund	(1,441,474)

Total	$6,255,237

CSK Auto, Inc. Retirement Program
Notes to Financial Statements
4. Excess Employee Deferrals
     The Plan failed to meet non-discrimination tests for 2007 and 2006 in accordance with IRS regulations. It was determined that certain participants would be refunded a portion of their contributions. These amounts are $332,029 and $305,112 at December 31, 2007 and 2006, respectively, and are reflected as reductions to net assets available for benefits.
5. Tax Status of the Plan
     The Plan received its latest determination letter on December 18, 2001 in which the IRS stated that the Plan and related trust, as then designed, is in compliance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and Company legal counsel believe that the Plan is currently designed and being operated in compliance with the requirements of the IRC.
6. Related Party Transactions
     Certain investments of the Plan are funds managed by an affiliate of the Custodian which provides recordkeeping, custodial services, and administrative services to the Plan. In addition, the Plan holds stock of CSK Auto Corporation, the parent company of the Plan Sponsor. These certain plan investments qualify as parties-in-interest transactions for which a statutory exemption exists. The following represents investments held by related parties:

	December 31,	December 31,
	2007	2006
American Century Stable Asset Fund	$—	$7,948,005
American Century Value Fund	6,872,582	7,754,111
JP Morgan Government Bond Fund	9,301,941	8,285,618
JP Morgan Stable Asset Fund	10,766,266	—
JP Morgan Equity Index Fund	1,188,350	341,194
CSK Auto Common Stock	913,256	2,095,471
     Purchases and sales within the Plan of CSK Auto Corporation common stock for the year ended December 31, 2007 and 2006 as follows:

	Shares	Cost
Balance as of December 31, 2005	127,125	$1,335,882
Purchases	17,156	233,518
Sales	(22,096)	(258,048)

Balance as of December 31, 2006	122,185	1,311,352

Purchases	72,140	405,769
Sales	(12,038)	(146,510)

Balance as of December 31, 2007	182,287	$1,570,611

7. Risks and Uncertainties
     The Plan invests in various investment securities. The Plan provides participants the opportunity to invest in a variety of mutual funds and CSK Auto Corporation common stock. Each investment alternative is exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.
     During 2006 and 2007, CSK Auto Corporation was at times not current with its filing of its periodic reports and accompanying financial statements with the Securities and Exchange Commission (“SEC”). On December 13, 2006, the Retirement Committee gave notice to Plan participants that participants’ purchases (either by payroll contributions or transfer of funds) within the CSK Auto Stock Fund would be temporarily suspended effective December 20, 2006 until CSK Auto Corporation was current with its financial reporting obligations. Participants who had contribution elections directed to the CSK Auto Stock Fund could change this election at any time in accordance with the

CSK Auto, Inc. Retirement Program
Notes to Financial Statements
usual Plan procedures; however, unless and until such a change in election occurred, all contributions directed to the CSK Auto Stock Fund were instead allocated to the Fidelity Income Fund investment option in the Plan and would remain in that Fund until the participant directed otherwise. During the suspension, participants, except for directors, executive officers and other members of the CSK Auto Corporation “Insider Group”, were permitted to transfer balances in the CSK Auto Stock Fund into other investment alternatives offered by the Plan. CSK became current in its required filings with the SEC on October 12, 2007 and the suspension of purchases in the CSK Auto Stock Fund was lifted on October 16, 2007.
     On April 14, 2006, CSK Auto Corporation announced a delay in filing its consolidated financial statements for fiscal 2005 with the SEC pending completion of an investigation led by the Audit Committee of its Board of Directors into certain accounting errors and irregularities, which were determined to require CSK Auto Corporation to restate its historical financial statements. The Audit Committee-led investigation was completed during fiscal year 2006 and CSK Auto Corporation’s Annual Report on Form 10-K for the fiscal year ending January 29, 2006 was filed with the SEC on May 1, 2007. CSK became current in its required filings with the SEC on October 12, 2007. The Plan Sponsor does not believe the matters identified in the investigation have affected or could affect the Plan’s accounting or processes for preparing its financial statements.
8. New Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required and permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principals from the application of this Statement relate to the definition of fair value, the method used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2007, the Plan Sponsor does not believe the adoption of SFAS No. 157 will impact the financial statement amounts; however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in net assets for the period.
In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 requires recording uncertain tax positions that exist in the Plan’s financial statements. FIN 48 was effective for the Plan as of January 1, 2007. Plan management has determined there are no uncertain tax positions and believes there is no FIN 48 impact requiring adjustment or disclosure in the Plan’s financial statements.
9. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of the investment income from the financial statements to the Form 5500:

	2007	2006

Total investment income reported herein	$6,616,084	$8,178,087
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	245,226	149,359

Total investment income reported on Form 5500	$6,370,858	$8,028,728

     The following reconciles net assets available for benefit from the financial statements to the Form 5500:

	2007	2006

Net assets available for benefits reported herein	$110,725,701	$106,283,818
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	394,585	149,359

Net assets available for benefits reported on Form 5500	$110,331,116	$106,134,459

     The Plan adopted Financial Accounting Standards Board Staff Position AAG INV -1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company and Defined-Contribution Health and Welfare and Pension Plans as required for annual periods after December 15, 2006.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements
10. Subsequent Event
     On April 1, 2008, CSK Auto Corporation entered into an Agreement and Plan of Merger (the “Merger Agreement”) with O’Reilly Automotive, Inc. (“O’Reilly”) and OC Acquisition Company, a newly formed indirect wholly-owned subsidiary of O’Reilly pursuant to which CSK Auto Corporation is expected to become a wholly-owned subsidiary of O’Reilly (the “Acquisition”). On June 11, 2008, O’Reilly, through OC Acquisition Company, commenced an Exchange Offer in order to effectuate the Acquisition. For each share of CSK common stock, O’Reilly has offered $1.00 in cash (subject to possible reduction under certain circumstances) and between 0.3673 and 0.4285 of a share of common stock of O’Reilly depending on the reported closing sale prices of O’Reilly common stock for the five consecutive trading days ending on and including the second trading day prior to consummation of the offer. The Exchange Offer is described in detail in Part 1 Item 1 of CSK’s Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2008 in the notes to the unaudited consolidated financial statements. The Exchange Offer is currently scheduled to expire at 12:00 midnight, EDT, on July 10, 2008, but, pursuant to the terms of the Merger Agreement, the expiration date may be extended under certain circumstances. Assuming the Exchange Offer is completed July 10, 2008, the Acquisition is expected to close in CSK Auto Corporation’s second fiscal quarter of 2008. Notwithstanding the Acquisition, the Plan administrator expects the Plan to continue, provided that the Plan may be amended or merged with another qualified plan of O’Reilly in the future.

CSK AUTO, INC. RETIREMENT PROGRAM
SCHEDULE H LINE 4i-
SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
As of December 31, 2007

		(c) Description of
	(b) Identity of Issue,	Investment, Including
	Borrower, Lessor or	Maturity Date, Collateral, Par		(e) Current
(a)	Similar Party	Or Maturity Value	(d) Cost **	Value
*	JP MORGAN STABLE ASSET FUND	Common Collective Trust	—	$10,766,266
*	AMERICAN CENTURY VALUE FUND	Mutual Fund	—	6,872,582
	COLUMBIA SMALL CAP VALUE FUND	Mutual Fund	—	576,102
	NEUBERGER BERMAN GENESIS (Trust)	Mutual Fund	—	6,707,393
	VANGUARD EXPLORER FUND	Mutual Fund	—	1,736,537
	DODGE & COX STOCK FUND	Mutual Fund	—	9,069,746
	DODGE & COX INTERNATIONAL STOCK
	FUND	Mutual Fund	—	5,629,400
	DREYFUS MID CAP INDEX FUND	Mutual Fund	—	1,305,875
*	JP MORGAN GOVT BOND FUND	Mutual Fund	—	9,301,941
	FIDELITY FREEDOM INCOME	Mutual Fund	—	1,307,775
	FIDELITY FREEDOM 2010	Mutual Fund	—	4,167,026
	FIDELITY FREEDOM 2015	Mutual Fund	—	2,742,775
	FIDELITY FREEDOM 2020	Mutual Fund	—	4,759,002
	FIDELITY FREEDOM 2025	Mutual Fund	—	4,742,821
	FIDELITY FREEDOM 2030	Mutual Fund	—	4,051,852
	FIDELITY FREEDOM 2035	Mutual Fund	—	1,711,250
	FIDELITY FREEDOM 2040	Mutual Fund	—	2,050,412
	AMERICAN FUNDS GROWTH FUND OF
	AMERICA	Mutual Fund	—	23,830,882
*	JP MORGAN EQUITY INDEX	Mutual Fund	—	1,188,350
	BUFFALO MID CAP	Mutual Fund	—	2,190,959
	UBS LARGE CAP EQUITY	Mutual Fund	—	494,636
*	CSK AUTO STOCK FUND	Common Stock	—	913,256
	PARTICIPANT LOANS	Various rates of interest ranging from 5.25% to 11.5%, maturities ranging from 6 months to 5 years	—	4,227,260

				$110,344,098

*	A party-in-interest for which a statutory exemption exists.

**	All investments are participant directed. Therefore, disclosure of cost is not required.
See Report of Independent Registered Public Accounting Firm.